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                               March 9, 2023

       Cliff Baty
       Chief Financial Officer
       Manchester United plc
       Sir Matt Busby Way, Old Trafford
       Manchester, England, M16 0RA

                                                        Re: Manchester United
plc
                                                            Form 20-F for
Fiscal Year Ended June 30, 2022
                                                            Filed September 23,
2022
                                                            File No. 001-35627

       Dear Cliff Baty:

              We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Form 20-F for Fiscal Year Ended June 30, 2022

       Exhibits 13.1 & 13.2, page 1

   1. Please amend your filing to provide revised Section 906 certifications that refer to the correct fiscal year end
of June 30, 2022. In doing so, please refile the Form 20-F in its entirety, along
with updated certifications that are currently dated and refer to the Form
                                                        20-F/A.
 Cliff Baty
FirstName
ManchesterLastNameCliff Baty
            United plc
Comapany
March      NameManchester United plc
       9, 2023
March2 9, 2023 Page 2
Page
FirstName LastName
       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      You may contact Aamira Chaudhry at 202-551-3389 or Abe Friedman at
202-551-
8298 with any questions.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Trade &
Services